EXHIBIT 99.1

HEXO Corp. Announces the Sale of its Niagara Facility

OTTAWA, June 17, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced that it completed the previously disclosed sale of its Niagara, Ontario facility for proceeds of approximately $10.25 million on June 15, 2020.

The Company had determined to market the facility for sale following a strategic review by the Company of its cultivation assets in March 2020, in which it determined it no longer expected to re-commence operations at the Niagara facility due to an excess of cultivation capacity in the market and estimated forecast demand for cannabis products, as result of slower than expected market development. The sale of the Niagara facility included land and greenhouse facilities, as well as certain equipment.

The Company expects to use the proceeds from the sale of the Niagara facility to fund additional expansion of its Belleville, Ontario facility and for working capital and other general corporate purposes.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the use of proceeds from the sale of the Niagara facility.

Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com